Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On July 29, 2014, a special meeting of the shareholders of the Fund was held for the purpose of considering the approval of a non-taxable reorganization of the Fund into a newly created series of another investment company, the World Funds Trust. The reorganization was approved by the shareholders of the Fund and the closing of the reorganization took place on August 15, 2014 based on the following results:

Total Outstanding Shares:	3,356,548

Total Shares Voted:	2,410,647

Voted For:	2,408,613

Voted Against:	1,820

Abstained:	214